Exhibit 1

Alpha Pro Tech

L T D.

ALPHA PRO TECH, LTD.  FORMS JOINT VENTURE IN INDIA FOR PRODUCTION OF
BUILDING PRODUCTS FOR ALPHA PROTECH ENGINEERED PRODUCTS, INC.

•              Joint Venture to Provide Increased Capacity

•              Company Expects Significant Cost Savings

FOR IMMEDIATE RELEASE

Company Contact:	Investor Relations Contact:
Alpha Pro Tech, Ltd.	Hayden Communications, Inc.
Al Millar/Donna Millar	Matthew Hayden/Brett Maas
905-479-0654	843-272-4653
e-mail: ir@alphaprotech.com

Nogales, Arizona - June 14, 2005, Alpha Pro Tech (AMEX: APT; CHX: APT) is a leading developer and manufacturer of proprietary materials for disposable protective apparel and consumer products. Alpha ProTech Engineered Products, Inc. has announced today that it has signed a joint venture with a manufacturer in India for the production of building products. This joint venture positions Alpha ProTech Engineered Products to respond to current and expected increased product demand for synthetic roofing underlayment, and future capacity for sales of specialty roofing component products and custom products for industrial applications requiring high quality extrusion coated fabrics.

Under terms of the joint venture agreement, a private company, Harmony Plastics Private Limited (Harmony), will be owned on a 50/50 basis by Alpha ProTech Engineered Products, Inc. and Maple Industries and Associates the India shareholders. Alpha ProTech Engineered Products, Inc. and Maple Industries and Associates will each contribute $350,000 for startup capital, and Alpha ProTech Engineered Products, Inc. will make a long term advance of $1 million for materials. This advance is non interest bearing and $500,000 is to be repaid monthly over a six year term and the balance of $500,000 is to be paid in the seventh year. The India shareholders will arrange a bank loan of $1.65 million, guaranteed exclusively by the India shareholders and the assets of Harmony Plastics Private Limited. As a result, the total initial funding will be $3.35 million, of which Alpha ProTech Engineered Products, Inc. will contribute approximately $1.35 million.

This capital will be utilized to purchase an existing 33,000 square-foot manufacturing facility in India; this facility includes manufacturing equipment necessary to produce roof underlayment.  Harmony will also build a new 60,000 square-foot facility for the additional manufacturing of roof underlayment and other building products.

Al Millar, Alpha ProTech’s President, commented, “this agreement will allow us to significantly increase our manufacturing capacity with an expenditure of only $1.35 million. We are also expanding our manufacturing facility in Valdosta, Georgia to 50,000 square feet to meet future demands for our building products. Between our

Valdosta plant, and this joint venture in India, we have taken necessary steps to cover current and expected future needs. We will, because of this joint venture, enjoy competitive pricing, enabling us to improve our margins for these products over time. We have already seen good response for our building products.”

Harmony will be managed by four directors on the Company’s board, including Sheldon Hoffman (Alpha ProTech’s Chief Executive Officer) and Lloyd Hoffman (Alpha ProTech’s Chief Financial Officer), and two directors appointed by the India shareholders.

Alpha ProTech Engineered Products, Inc. has signed mutually exclusive agreements with Perma “R” Products, Inc., a Grenada, Mississippi based company in the construction industry, for the distribution of Alpha Pro Tech’s roof underlayment and house wrap products.

“The market acceptance of our products, coupled with our ability to secure a distributor with the resources and reputation of Perma “R” Products, has reinforced our growing confidence in this exciting product line” Mr. Millar continued. “We are taking the next step with this joint venture, and believe this will set the stage for continued growth and improved margins.”

About Alpha Pro Tech, Ltd.

Alpha Pro Tech, Ltd. develops, manufactures and markets innovative disposable and limited-use protective apparel products for the medical, dental, industrial, clean room and food service markets. In addition Alpha ProTech Engineered Products, Inc. manufactures and markets a line of building products.  The Company has manufacturing facilities in Salt Lake City, Utah; Nogales, Arizona; Janesville, Wisconsin; and Valdosta, Georgia.  For more information and copies of all news releases and financials visit Alpha Pro Tech’s Website at http://www.alphaprotech.com.

This news release contains forward-looking statements that are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks, uncertainties and assumptions as described from time to time in registration statements, annual reports and other periodic reports and filings of the Company filed with the Securities and Exchange Commission. All statements, other than statements of historical facts, which address the Company’s expectations of sources of capital or which express the Company’s expectation for the future with respect to financial performance or operating strategies, can be identified as forward-looking statements. As a result, there can be no assurance that the Company’s future results will not be materially different from those described herein as “believed,” “anticipated,” “estimated” or “expected,” which reflect the current views of the Company with respect to future events. We caution readers that these forward-looking statements speak only as of the date hereof. The Company hereby expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which such statement is based.

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